UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  7  )*

TERRAFORM POWER, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
88104R100
(CUSIP Number)
Ken Maiman Appaloosa LP 51 John F. Kennedy Parkway, 2nd Floor Short Hills, New Jersey 07078 Tel. No.: (973) 701-7000	with a copy to: Lawrence M. Rolnick, Esq. Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield Asset Management Inc. (“Brookfield”) as set forth in the Schedule 13D filed by Brookfield with the Securities and Exchange Commission (the “SEC”) on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, Appaloosa LP (“ALP”) and Brookfield entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	4,983,909*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	4,983,909*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,983,909*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.46%(1)*
14	TYPE OF REPORTING PERSON: CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.53%(1)*
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.53%(1)*
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.53%(1)*
14	TYPE OF REPORTING PERSON: IN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into a letter agreement as of July 22, 2016 and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

This Amendment No. 7 (this “Amendment No. 7”) to Schedule 13D is being filed by Appaloosa Investment Limited Partnership I, Palomino Master Ltd., Appaloosa LP, Appaloosa Capital Inc., Appaloosa Management L.P., Appaloosa Partners Inc. and David A. Tepper to supplement and amend the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2015 (the “initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed December 8, 2015 (“Amendment No. 1”), Amendment No. 2, filed December 22, 2015 (“Amendment No. 2”), Amendment No. 3, filed January 8, 2016 (“Amendment No. 3”), Amendment No. 4, filed April 1, 2016 (“Amendment No. 4”) Amendment No. 5, filed May 13, 2016 (“Amendment No. 5”), and Amendment No. 6, filed July 22, 2016 (“Amendment No. 6”) with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share (the “Class A Common Stock”), of TerraForm Power, Inc., a Delaware corporation (the “Issuer”). The initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 is referred to herein as the “prior Schedule 13D”; and the prior Schedule 13D, as amended and supplemented by this Amendment No. 7, is referred to herein as “this Schedule 13D.”

This Amendment No. 7 is being filed to disclose an amendment to the Letter Agreement between Brookfield and ALP, dated July 22, 2016 and filed as Exhibit G to Amendment No. 6. The Reporting Persons and Brookfield are individually filing pursuant to Rule 13d-1(k) under the Exchange Act.

This Amendment No. 7 hereby amends Item 4, Item 6 and Item 7 of the prior Schedule 13D as follows:

ITEM 4.     Purpose of the Transaction.

Item 4 of the prior Schedule 13D is hereby amended by adding the following:

The description of Amendment No. 1 to the Letter Agreement attached as Exhibit H hereto set forth in Item 4 of this Amendment No. 7 is incorporated into this Item 4 by reference.

Item 4 of the prior Schedule 13D is hereby further amended by deleting the sentence “The litigation remains ongoing.” from Item 4 of Amendment No. 4 and replacing such sentence with the following:

On September 27, 2016, a Stipulation of Settlement and Compromise was publicly filed with the Delaware Court of Chancery that, if approved by the Court, will resolve the derivative lawsuit.  The settlement was disclosed by the Issuer in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 28, 2016. A hearing on the settlement is scheduled for December 19, 2016 in the Delaware Court of Chancery.

Item 4 of the prior Schedule 13D is hereby further amended by restating the fourth paragraph set forth in Item 4 of the initial Schedule 13D as follows:

The Reporting Persons acquired the shares of Class A Common Stock for investment purposes based on the belief that such securities, when purchased, represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire additional securities of the Issuer, each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Issuer’s financial condition, business, operations and prospects, other investment opportunities, liquidity and diversification objectives of the Reporting Persons and/or other investment considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Class A Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Class A Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Class A Common Stock, or enter into discussions, arrangements or agreements with third parties, who may or may not have direct or indirect interests in the Issuer or SunEdison, regarding the foregoing.

Item 4 of the prior Schedule 13D is hereby further amended by restating the seventh paragraph set forth in Item 4 of the initial Schedule 13D as follows:

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer or SunEdison, one or more officers of the Issuer or SunEdison and/or one or more members of the board of directors of the Issuer or SunEdison and/or one or more representatives of the Issuer and/or one or more third parties, who may or may not have direct or indirect interests in the Issuer or SunEdison, regarding the Issuer, including but not limited to its operations, business plan and objectives and the composition of the board of directors. The Reporting Persons may discuss or exchange ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Class A Common Stock or the disposition of shares of Class A Common Stock held by the Reporting Person or other persons, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the prior Schedule 13D is hereby amended by adding the following:

On October 19, 2016, Brookfield and ALP entered into Amendment No. 1 to the Letter Agreement, which extended the Exclusivity Period (as defined in the Letter Agreement) from 90 days to 180 days.

ITEM 7.     Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following Exhibit H:

Exhibit H	Amendment No. 1 to Letter Agreement, dated as of October 19, 2016, between Appaloosa LP and Brookfield Asset Management Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2016	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO MASTER LTD. By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA LP By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA CAPITAL INC.
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper

Exhibit H

Amendment No. 1 to the
Letter Agreement and Term Sheet
Brookfield / Appaloosa

Reference is made to the Letter Agreement and Term Sheet, dated as of July 22, 2016, by and between Brookfield Asset Management Inc. and its affiliates and Appaloosa LP (the “Agreement”). Terms defined in the Agreement are used herein as defined therein.

The parties agree that the reference to “90 days” in the paragraph in the Agreement opposite the heading “Exclusivity” shall be replaced with “180 days.”

Except as herein expressly amended, the provisions of the Agreement shall remain in full force and effect in accordance with its terms.

This amendment will be governed by and construed in accordance with the laws of the State of New York (without regard to its conflicts of law rules). No modification of this amendment shall be binding upon the parties, unless signed in writing by each party. This amendment may be signed in two or more counterparts (including PDF), each of which will be deemed to be an original and all of which together will constitute one and the same instrument. Each of the undersigned is duly authorized to execute and deliver this amendment.

[Signature Page Follows]

Acknowledged and agreed as of the 19th day of October, 2016.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Sachin Shah
Name: Sachin Shah
Title: Senior Managing Partner

APPALOOSA LP

By:	/s/ James E. Bolin
Name: James E. Bolin
Title: Partner